                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                AMENDMENT NO. 2
                                       to
                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                      Under Section 14(d)(1) or 13(e)(1) of
                       the Securities Exchange Act of 1934
                                       and
                                 AMENDMENT NO. 2
                                       to
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                BAAN COMPANY N.V.
                       (Name of Subject Company (Issuer))
                       INVENSYS HOLDINGS LIMITED (Offeror)
                                  INVENSYS B.V.
                             INVENSYS HOLDINGS B.V.
                                       and
                                  INVENSYS PLC
                            (Name of Filing Persons)

                   Common Shares, par value NLG 0.06 per share
                         (Title of Class of Securities)
                                  NO 8044 10 4
                                 (CUSIP Number)
                                  James C. Bays
                                  Invensys plc
                                 Invensys House
                                 Carlisle Place
                          London SW1P1BX United Kingdom
                                 44 20 7834 3848

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:
                                 Sanford Krieger
                    Fried, Frank, Harris, Shriver & Jacobson
                               One New York Plaza
                             New York, NY 10004-1980


                            CALCULATION OF FILING FEE

          Transaction Valuation*   Not Applicable      Amount Of Filing Fee   Not Applicable


 | | CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE
     0-11(a)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

  Amount Previously Paid:       Not applicable
  Form or Registration No.:     Not applicable
  Filing Party:                 Not applicable
  Date Filed:                   Not applicable

 | | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

 |X| third-party tender offer subject to Rule 14d-1.
 | | issuer tender offer subject to Rule 13e-4.
 | | going-private transaction subject to Rule 13e-3.
 |X| amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: | |

CUSIP No. NO 8044 10 4

1        NAME OF REPORTING PERSON                                      INVENSYS PLC
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                       (b)  [  ]

3        SEC USE ONLY

4        SOURCE OF FUNDS                                               WC/BK

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       [  ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION                          England and Wales

                                                                       7        SOLE VOTING POWER
                                                                                0

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING                  8        SHARED VOTING POWER
PERSON WITH
                                                                                46,361,413

                                                                       9        SOLE DISPOSITIVE POWER
                                                                                0

                                                                       10       SHARED DISPOSITIVE POWER
                                                                                46,361,413

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON                                                        46,361,413

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                [  ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW*  (11)          17.3%

14       TYPE OF REPORTING PERSON OO (public limited company organized under the laws of England and Wales)

*    Based on 267,337,252 common shares of Baan Company N.V. outstanding.


CUSIP No.  NO 8044 10 4

1        NAME OF REPORTING PERSON                                               INVENSYS HOLDINGS LIMITED
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                       (a)  [  ]
                                                                                (b)  [  ]

3        SEC USE ONLY

4        SOURCE OF FUNDS                                                        WC/BK/AF

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                [  ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION                                   England and Wales

                                                                                7        SOLE VOTING POWER
                                                                                         0

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING                           8        SHARED VOTING POWER
PERSON WITH                                                                              46,361,413

                                                                                9        SOLE DISPOSITIVE POWER
                                                                                         0

                                                                                10       SHARED DISPOSITIVE POWER
                                                                                         46,361,413

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON                                                                 46,361,413

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                                        [  ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*                            17.3%

14       TYPE OF REPORTING PERSON OO (private limited company organized under the Laws of England and Wales)

*        Based on 267,337,252 Common Shares of Baan Company N.V. outstanding.


                         AMENDMENT NO. 2 TO SCHEDULE 13D

         This Amendment No. 2 to Schedule 13D supplements, amends and restates information contained in the Schedule 13D originally filed on June 9, 2000 as amended (the "Schedule 13D"), by the Reporting Persons (as defined therein).

         Capitalized terms used in this Amendment No. 2 to Schedule 13D, but not otherwise defined, have the meanings ascribed to them in the Schedule 13D.

         Schedule 13D is supplemented, amended and restated by this Amendment No. 2 as follows:

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer

         Paragraph 8 of Item 6 of Schedule 13D and the table which appears therein is amended and restated to read as follows:

         The table below sets forth purchases of Shares by the Offeror through its agent GSI, from June 2, 2000 through June 13, 2000.

                                                            Approximate Price Per Share
                                                            (euro)
     Date                    No. of Shares Purchased        (exclusive of commissions)
     ----------------------- ------------------------------ ----------------------------
     6/2/2000                1,096,382                      2.81
     ----------------------- ------------------------------ ----------------------------
     6/5/2000                5,500,000                      2.81
     ----------------------- ------------------------------ ----------------------------
     6/6/2000                4,043,133                      2.83
     ----------------------- ------------------------------ ----------------------------
     6/7/2000                2,220,629                      2.83
     ----------------------- ------------------------------ ----------------------------
     6/8/2000                3,536,160                      2.83
     ----------------------- ------------------------------ ----------------------------
     6/9/2000                1,222,736                      2.85
     ----------------------- ------------------------------ ----------------------------
     6/12/2000                --                             --
     ----------------------- ------------------------------ ----------------------------
     6/13/2000                  55,087                      2.85
     ----------------------- ------------------------------ ----------------------------

                         AMENDMENT NO. 2 TO SCHEDULE TO

         This Tender Offer Statement Amendment No. 2 on Schedule TO ("Amendment No. 2") relates to an offer by Invensys Holdings Limited ("Offeror"), a private limited company organized under the laws of England and Wales and an indirect wholly owned subsidiary of Invensys plc ("Parent"), a public limited company organized under the laws of England and Wales to purchase any and all outstanding common shares par value NLG 0.06 of Baan Company N.V. (the "Company"), a corporation organized under the laws of The Netherlands at a price of Euro 2.85 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 14, 2000 ("Offer to Purchase").

         On May 31, 2000, Parent on behalf of itself and Invensys B.V. i.o. and Invensys Holdings B.V. i.o. (two subsidiaries then intended to be formed, the "Contemplated Subsidiaries") entered into an offer agreement with the Company. Subsequent to entering into such offer agreement, Parent, on behalf of the Contemplated Subsidiaries, assigned the rights and obligations of the Contemplated Subsidiaries under the offer agreement to Offeror.

         This Amendment No. 2 supplements, amends and restates information contained in the Tender Offer Statement on Schedule TO originally filed on June 14, 2000 as amended.


Exhibit
Number         Title
-------        -----
(a)(5)(i)      Press Release Dated June 14, 2000.


        The table appearing in the final paragraph of Section 12 of the Offer to Purchase is amended and restated as set out in the amendment to Schedule 13D above.

                                   SIGNATURES


            After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 14, 2000


                                     INVENSYS HOLDINGS LIMITED


                                     By:      /s/ James C. Bays
                                              --------------------------------
                                              Name:  James C. Bays
                                              Title: Director


                                     INVENSYS PLC, on behalf of itself and of INVENSYS B.V. i.o. and INVENSYS
                                     HOLDINGS B.V. i.o.


                                     By:      /s/ James C. Bays
                                              --------------------------------
                                              Name:  James C. Bays
                                              Title: Attorney-in-fact